UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1
TO
ANNUAL REPORT
OF
THE STATE OF ISRAEL
(Name of Registrant)

Date of end of last fiscal year: December 31, 2022
SECURITIES REGISTERED*
(As of the close of the fiscal year)
TITLE OF ISSUE	AMOUNTS AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A
Names and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission
Elinor Azani
Head of Israel Economic Mission — Western Hemisphere
Ministry of Finance
of the State of Israel
800 Second Avenue
17th Floor
New York, New York 10017
United States
Copies to:
Colin Diamond, Esq. White & Case LLP 1221 Avenue of the Americas New York, New York 10020 United States	Ian Clark, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom

*
The Registrant is filing this annual report on a voluntary basis.

THE STATE OF ISRAEL (THE “STATE”)
The purpose of this Amendment No. 1 is to file with the Securities and Exchange Commission a copy of the Additional Budget Bill for fiscal year 2023, which is included as Exhibit C-1 hereto and the Recent Developments in the State of Israel as of January 4, 2024, which is included as Exhibit D-1 hereto and which updates and amends the Current Description of the State of Israel previously filed as Exhibit D on June 30, 2023.

EXHIBIT INDEX
Exhibit Number
A: None
B: None
C: Copy of the State Budget for Fiscal Years 2023 – 2024 (in Hebrew).*
C-1: Copy of the Additional Budget Bill for Fiscal Year 2023 (in Hebrew)
D: Current Description of the State of Israel.*
D-1: Recent Developments in the State of Israel as of January 4, 2024.

*   Previously filed on June 30, 2023.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Jerusalem, Israel on January 4, 2024.
STATE OF ISRAEL
By:
/s/ Gil Cohen

Name:
Gil Cohen

Title:
Senior Deputy Accountant General, Ministry of Finance

By:
/s/ Saar Elimelech

Name:
Saar Elimelech

Title:
Head of Global Debt Capital Markets and FX Transactions, Ministry of Finance